Exhibit 99.1
VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER AND NINE MONTHS ENDED
April 26, 2008

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@Wakefern.com

Springfield, New Jersey – June 4, 2008 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 26, 2008.

Net income was $4,915,000 in the third quarter of fiscal 2008 compared to $4,888,000 in the third quarter of the prior year.  Net income was flat due primarily to low same store sales growth, increased operating expenses as a percentage of sales, increased depreciation and lower interest income, partially offset by improved gross profit percentages.

Sales were $273,406,000 in the third quarter of fiscal 2008, an increase of 7.1% from the third quarter of the prior year.  Sales increased primarily due to the opening of new stores in Galloway, New Jersey on October 3, 2007 and Franklin, New Jersey on November 7, 2007.  Same store sales increased ..4% in the third quarter of fiscal 2008.   Same stores sales increased due to improved sales in one store due to the closing of a store by a competitor and food inflation.  These improvements were offset by reduced sales in four stores due to two competitive store openings and cannibalization from the opening of the Galloway and Franklin stores.  In addition, sales were negatively impacted by increased sale item penetration and trading down as consumers appeared to be more cautious due to concerns about the economy, and rising fuel and food prices.  Average transaction size declined slightly and customer count increased slightly, excluding the two new stores, in the third quarter of fiscal 2008.  Based on improved sales in May, we expect a same store sales increase of 1% to 3% in the fourth quarter of fiscal 2008.

Net income was $15,652,000 in the nine-month period of fiscal 2008, an increase of 10% from the prior year.  Sales for the nine-month period of fiscal 2008 were $829,794,000, an increase of 6.8% from the prior year.  Same store sales increased 2.1%.

During the third quarter of fiscal 2008, the Company paid $16,578,000 of special dividends, consisting of $3.00 per Class A common share and $1.95 per Class B common share.

Village Super Market operates a chain of 25 supermarkets under the Shop Rite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands Except Per Share Amounts)(Unaudited)

	13 Wks. Ended	13 Wks. Ended	39 Wks. Ended	39 Wks. Ended
	Apr. 26, 2008	Apr. 28, 2007	Apr. 26, 2008	Apr. 28, 2007

Sales	$273,406	$255,314	$829,794	$777,179

Cost of sales	197,865	185,635	604,625	568,550

Gross profit	75,541	69,679	225,169	208,629

Operating and administrative expense	63,439	58,487	188,152	175,603

Depreciation and amortization expense	3,534	3,137	10,160	9,211

Operating income	8,568	8,055	26,857	23,815

Interest expense	(758)	(655)	(2,197)	(2,036)

Interest income	707	1,013	2,465	2,612

Income before income taxes	8,517	8,413	27,125	24,391

Income taxes	3,602	3,525	11,473	10,220

Net income	$4,915	$4,888	$15,652	$14,171

Net income per share:

Class A common stock:
Basic	$.92	$.93	$2.95	$2.70
Diluted	$.75	$.75	$2.38	$2.17

Class B common stock:
Basic	$.60	$.60	$1.92	$1.75
Diluted	$.60	$.59	$1.92	$1.71

Gross profit as a % of sales	27.6%	27.3%	27.1%	26.8%

Operating and admin expense as a % of sales	23.2%	22.9%	22.7%	22.6%